                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                           InSite Vision Incorporated
                   -----------------------------------------
                                (Name of Issuer)




                                  Common Stock
                   -----------------------------------------
                        (Title of Class of Securities)




                                   457660108
                   -----------------------------------------
                                (CUSIP Number)





* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                               Page 1 of 10 Pages

CUSIP No. 457660108                SCHEDULE 13G      Page   2    of   10  Pages
         ---------------------                           --------  -------

  (1)     Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person:

          Mellon Bank, N.A. as Trustee for the
          General Motors Hourly-Rate Employes Pension Trust

          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Citizenship or Place of Organization

          New York
          ---------------------------------------------------------------------

                       (5)     Sole Voting Power
  Number of                                                                   0
   Shares              --------------------------------------------------------
 Beneficially          (6)     Shared Voting Power
  Owned by                                                              503,951
    Each               --------------------------------------------------------
  Reporting            (7)     Sole Dispositive Power
 Person With                                                                  0
                       --------------------------------------------------------
                       (8)     Shared Dispositive Power
                                                                        503,951
                       --------------------------------------------------------

  (9)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                        503,951
          ---------------------------------------------------------------------

 (10)     Check Box if the Aggregate Amount in Row (9) Excludes Certain
          Shares*                                                         [   ]

          ---------------------------------------------------------------------

 (11)     Percent of Class Represented by Amount in Row (9)
                                                                           3.9%
          ---------------------------------------------------------------------

 (12)     Type of Reporting Person*
                                                                             EP
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 457660108                SCHEDULE 13G      Page   3    of   10  Pages
         ---------------------                           --------  -------

  (1)     Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person:

          Mellon Bank, N.A. as Trustee for the
          General Motors Salaried Employes Pension Trust

          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Citizenship or Place of Organization

          New York
          ---------------------------------------------------------------------

                       (5)     Sole Voting Power
  Number of                                                                   0
   Shares              --------------------------------------------------------
 Beneficially          (6)     Shared Voting Power
  Owned by                                                              503,951
    Each               --------------------------------------------------------
  Reporting            (7)     Sole Dispositive Power
 Person With                                                                  0
                       --------------------------------------------------------
                       (8)     Shared Dispositive Power
                                                                        503,951
                       --------------------------------------------------------

  (9)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                        503,951
          ---------------------------------------------------------------------

 (10)     Check Box if the Aggregate Amount in Row (9) Excludes Certain
          Shares*                                                         [   ]

          ---------------------------------------------------------------------

 (11)     Percent of Class Represented by Amount in Row (9)
                                                                           3.9%
          ---------------------------------------------------------------------

 (12)     Type of Reporting Person*
                                                                             EP
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  457660108               SCHEDULE 13G      Page   4    of   10  Pages
         ---------------------                           --------  -------

  (1)     Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person:

          General Motors Investment Management Corporation

          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]
          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Citizenship or Place of Organization

          Delaware
          ---------------------------------------------------------------------

                       (5)     Sole Voting Power
  Number of                                                                   0
   Shares              --------------------------------------------------------
 Beneficially          (6)     Shared Voting Power
  Owned by                                                            1,007,902
    Each               --------------------------------------------------------
  Reporting            (7)     Sole Dispositive Power
 Person With                                                                  0
                       --------------------------------------------------------
                       (8)     Shared Dispositive Power
                                                                      1,007,902
                       --------------------------------------------------------

  (9)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      1,007,902
          ---------------------------------------------------------------------

 (10)     Check Box if the Aggregate Amount in Row (9) Excludes Certain
          Shares*                                                         [   ]

          ---------------------------------------------------------------------

 (11)     Percent of Class Represented by Amount in Row (9)
                                                                           7.8%
          ---------------------------------------------------------------------

 (12)     Type of Reporting Person*
                                                                         IA, CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                     Page   5   of     10  Pages
                                                         --------  --------

Item 1.
      (a)   Name of Issuer:
                  InSite Vision Incorporated ("IVI")

      (b)   Address of Issuer's Principal Executive Offices:
                  965 Atlantic Ave.
                  Alameda, CA 94501

Item 2.
      (a)   Name of Person Filing:
            (i) Mellon Bank, N.A. as Trustee for the General Motors Hourly-Rate Employes Pension Trust, and
                   Mellon Bank, N.A. as Trustee for the General
                   Motors Salaried Employes Pension Trust
                   ("Trust Funds")

            (ii)   General Motors Investment Management
                   Corporation ("GMIMCo")

      (b)   Address of Principal Business Office:
             (i)   Trust Funds
                   c/o Mellon Bank, N.A.
                   One Mellon Bank Center
                   Pittsburgh, PA 15258

             (ii)  GMIMCo
                   767 Fifth Avenue
                   New York, New York 10153

      (c)   Citizenship:
             (i)   Trust Funds - New York

             (ii)  GMIMCo - Delaware


      (d)   Title of Class of Securities:
            Common Stock

      (e)   CUSIP Number:             457660108

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

            (a)  [   ]  Broker or Dealer registered under Section 15 of the Act

            (b)  [   ]  Bank as defined in Section 3(a)(6) of the Act

            (c)  [   ]  Insurance Company as defined in section 3(a)(19) of the
                        Act

            (d)  [   ]  Investment Company registered under section 8 of the
                        Investment Company Act

            (e)  [ X ]  Investment Adviser registered under section 203 of the
                        Investment Advisers Act of 1940 (in the case of GMIMCo)

            (f)  [ X ]  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund (in the case of the Trust)

            (g)  [   ]  Parent Holding Company, in accordance with section
                        240.13d-1(b)(ii)(G)

            (h)  [   ]  Group, in accordance with section 230.13d-1(b)(1)(ii)(H)

                                                     Page   6    of    10  Pages
                                                         --------  --------

Item 4.   Ownership.

          The Trust Funds are trusts formed under and for the benefit of one or more employee benefit plans ("Plans") of General Motors Corporation ("GM") and its subsidiaries. GMIMCo is registered as an investment adviser under the Investment Advisers Act of 1940. Its principal business is providing investment advice and investment management services with respect to the assets of the Plans and of certain direct and indirect subsidiaries of GM and associated entities. The Trust Funds and GMIMCo are referred to herein as the "Reporting Persons."

          GMIMCo has the responsibility to select and terminate investment managers with respect to the Plans. It also itself manages certain assets of the Plans. GMIMCo has discretionary authority over the assets of the Plans which it manages including voting and investment power with respect to shares of IVI Common included among such assets. In view of GMIMCo's management of certain assets of the Plans, the following information is being provided as of December 31, 1997 with respect to such shares of IVI Common under management by the GMIMCo for the benefit of the Plans(1)(2):

          (a)  Amount of Beneficially Owned:
               (i)   Trust Funds - 503,951 shares, General Motors Hourly-Rate
                                                   Employes Pension Trust
                                                   and
                                   503,951 shares, General Motors Salaried
                                                   Employes Pension Trust

               (ii)  GMIMCo -  1,007,902 shares;

          (b)  Percent of Class:
               (i)   Trust Funds - 3.9% General Motors Hourly Rate
                                        Employes Pension Trust
                                        and
                                   3.9% General Motors Salaried
                                        Employes Pension Trust

               (ii)  GMIMCo -  7.8%

          (c)  Number of shares as to which such person has:
                 (i) sole power to vote or to direct the vote -              0

                (ii) shared power to vote or to direct the vote -
                     same as set forth under Item 4(a) above

               (iii) sole power to dispose or to direct the
                     disposition of -                                        0

                (iv) shared power to dispose or to direct the
                     disposition of - same as set forth under
                     Item 4(a) above.

          The various trusts established under the Plans invest in a variety of investment media, including publicly traded and privately placed securities. Such investments could include shares of IVI Common and/or other securities of the Issuer in addition to those referred to in this statement ("Additional Securities"). The investment and voting decisions regarding any Additional Securities which might be owned by such trusts are made by the trustees thereof or unrelated investment managers, who, in so acting, act independently of GMIMCo (although the appointment of such investment managers is subject to authorization of and termination by GMIMCo as noted above).
          No information regarding any such holdings by such trusts under the Plans is contained in this statement.

Item 5.   Ownership of Five Percent or Less of a Class:

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ]. (3)

------------
(1) Pursuant to Rule 13d-4, the Reporting Person expressly declares that the filing of this statement shall not be construed as an admission that any such Person is, for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.

(2) This Schedule 13G amends the Schedule 13D filed November 4, 1993, for this Issuer by this Reporting Person.

(3) Applies to the Trust Funds only.

                                                     Page   7    of   10   Pages
                                                         --------  --------

Item 6.   Ownership of More than Five Percent on Behalf of Another
          Person:

          Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not Applicable.

Item 9.   Notice of Dissolution of Group.

          Not Applicable.

Item 10.  Certification.

          By signing below the undersigned certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                            Page   8    of    10  Pages
                                                --------  --------


                                   SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 20, 1998

                               MELLON BANK, N.A. as Trustee for the
                               GENERAL MOTORS HOURLY-RATE EMPLOYES
                               PENSION TRUST (as directed by General
                               Motors Investment Management Corporation)


                               By:  ROBERT F. SASS
                                  --------------------------------------
                                    Name:  Robert F. Sass
                                    Title: Vice President
                                           Mellon Bank, N.A.


                               MELLON BANK, N.A. as Trustee for the
                               GENERAL MOTORS SALARIED EMPLOYES
                               PENSION TRUST (as directed by General
                               Motors Investment Management Corporation)


                               By:  ROBERT F. SASS
                                  --------------------------------------
                                    Name:  Robert F. Sass
                                    Title: Vice President
                                           Mellon Bank, N.A.

                                                   Page   9    of   10   Pages
                                                       --------  --------



                                   SIGNATURE


     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 20, 1998

                               GENERAL MOTORS INVESTMENT MANAGEMENT CORPORATION

                               By:  MARGARET M. EISEN
                                  ---------------------------------------------
                                    Name:   Margaret M. Eisen
                                    Title:  Managing Director,
                                            North American Equities

                                                    Page    10   of   10   Pages
                                                        ---------  --------

                                                              Exhibit 1

                        JOINT REPORTING PERSON AGREEMENT

     This will confirm the agreement by and among all the undersigned that the
Schedule 13G filed on or about this date with respect to the beneficial ownership by the undersigned of shares of Common Stock of InSite Vision Incorporated is being, and any and all amendments to such Schedule may be, filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

Date: February 20, 1998

                               MELLON BANK, N.A. as Trustee for the
                               GENERAL MOTORS HOURLY-RATE EMPLOYES
                               PENSION TRUST (as directed by General
                               Motors Investment Management Corporation)


                               By:  ROBERT F. SASS
                                  --------------------------------------
                                    Name:  Robert F. Sass
                                    Title: Vice President
                                           Mellon Bank, N.A.

                               MELLON BANK, N.A. as Trustee for the
                               GENERAL MOTORS SALARIED EMPLOYES
                               PENSION TRUST (as directed by General
                               Motors Investment Management Corporation)


                               By:  ROBERT F. SASS
                                  --------------------------------------
                                    Name:  Robert F. Sass
                                    Title: Vice President
                                           Mellon Bank, N.A.


                               GENERAL MOTORS INVESTMENT MANAGEMENT
                               CORPORATION

                               BY: MARGARET M. EISEN
                                  --------------------------------------
                                    Name:  Margaret M. Eisen
                                    Title: Managing Director,
                                           North American Equities